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               [Mid States Appraisal Services, Inc. Letter head]


                                   FAX LETTER

December 11, 2001

Ms. Connie Kelly
Chief Financial Officer
South Dakota Soybean Processors
PO Box 500
Volga SD 57071


Re:      Additional Question

Ms. Kelly:

In follow-up to our telephone conversation, the following is my opinion regarding your question on lack of marketability and minority discounts.

From the appraisal dated June 30, 2001, the Additional Discussion section from pages 99 through 104 are incorporated herein by reference. It is my opinion that a 5% lack of marketability discount and a 5% minority discount would be considered very conservative based on all the relevant market data and studies.

If you have any further questions, pleases feel free to call.

Sincerely,



/s/ Dennis E. Vogan

Dennis E. Vogan
President